FAIRFIELD COMMUNITIES, INC.

                      10% SENIOR SUBORDINATED SECURED NOTES

                                 OMBUDSMAN REPORT




                              For the Period Ending

                                  June 30, 1995





                                   Prepared by

                          Houlihan Lokey Howard & Zukin

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                                    Date Prepared:

                                            August 4, 1995


INTRODUCTION
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In connection with Houlihan Lokey Howard & Zukin's role ("Houlihan Lokey")as the official ombudsman ("Ombudsman") to the Fairfield Communities, Inc. ("Fairfield" or the "Company") Senior Subordinated Secured Noteholders ("Noteholders"), the following is the quarterly report regarding the Noteholders' collateral for the quarter ending June 30, 1995.

The Noteholders' collateral (the "Collateral") consists of all of Fairfield's interest in its (i) Fairfield Pointe Alexis development (excluding certain lots pledged as Collateral to the First National Bank of Boston) located in Tarpon Springs, Florida ("Pointe Alexis"); (ii) Harbour Ridge joint venture in Stuart, Florida ("Harbour Ridge"); and (iii) Sugar Island joint venture in St. Croix, U.S. Virgin Islands ("Sugar Island"). Noteholders previously had Collateral interests in the Bald Mountain Golf Course at the Fairfield Mountain Development ("Bald Mountain Golf Course") until it was sold on February 9, 1993 and the Harbour Golf Course at the Fairfield Harbour development in New Bern, North Carolina ("Harbour Golf Course") until it was sold on October 8, 1993.

In addition, Fairfield has reserved, but not issued, 588,235 shares of its common stock (approximately five percent of the outstanding Fairfield common stock on a fully-diluted basis) on behalf of the Noteholders to be issued, in whole or part, and to the extent that the Collateral sale proceeds are insufficient to fully repay the principal and accrued interest on the Senior Subordinated Secured Notes ("Notes"). As of July 30, 1995, the trading price of Fairfield's common stock was 6 1/8.

Pursuant to Fairfield's plan of reorganization efforts are underway to liquidate all of the Fairfield controlled Collateral (Pointe Alexis) and to continue receipt of cash flow distributions from Collateral consisting of Fairfield general and limited partnership interests (Sugar Island and Harbour Ridge). Fairfield also must maintain the Collateral it controls until the liquidation process is complete.

Collateral proceeds during the quarter ended June 30, 1995 totaled approximately $625,485 (excluding approximately $55,601 funded to the Noteholders' Operating Account which is used to pay administrative expenses at Pointe Alexis). The balance in the Noteholders' Interest Payment Account was $753,512 as of June 30, 1995.

Since the effective date of Fairfield's Chapter 11 plan of reorganization, Noteholders have received distributions totaling $12,754,927, of which $4,745,648 was interest and $8,009,279 was principal. The remaining principal balance outstanding as of June 30, 1995 was $14,805,665 which amount is secured by all of the Collateral outlined in this report (including the cash balances mentioned above).

This report will serve to more fully describe the Collateral as well as to update the Noteholders with the respect to both the condition and expected cash flow of all of the remaining Collateral.


Pointe Alexis
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Fairfield Pointe Alexis is divided into two separate developments, Pointe Alexis
South and Pointe Alexis North (Harbour Watch), both located in Tarpon Springs, Florida.

Pointe Alexis South is a Fairfield community master planned for 271 units. As of June 30, 1995, 167 lots had been sold and closed, 47 were vacant lots with roads and improvements installed, and 57 were raw land with no improvements. The aggregate release price (the amount which must be paid to Noteholders upon sale of each unit) for all the remaining lots is $1,200,375 although some of the interior lots may never yield any appreciable value and even many of the water-front lots may eventually need to be sold at prices well below the current release prices. Originally developed as a retirement community, Pointe Alexis has both single-and multi-family product. As a result of Fairfield's Chapter 11 filing and limited sales at Pointe Alexis, however, the Company limited construction activity to projects in progress and began marketing tracts of land in bulk to other developers. This strategy will continue going forward. Lot prices range from $12,000 to $20,000 but may be discounted if large tracts of land are sold in bulk.

The community surrounding the development consists mostly of lower income housing and access from the Tampa airport is poor; however, some of the lots (especially the water-front lots) do have appeal. In addition, Pointe Alexis is one of the few remaining sites in Florida where gulf-front properties can be purchased at relatively inexpensive prices, and the Tarpon Springs area does have a strong retirement community. A market does exist for Pointe Alexis lots, albeit at significantly discounted prices from historical levels. At the current sales and release prices, the remaining land inventory will likely liquidate over three or four years as undeveloped lots are sold in small to medium sized tracts to developers. As an alternative, the entire project could be sold in a single bulk sale, or sold through an auction, although these alternatives would likely require an aggregate sales price well below the aforementioned release price.

During the quarter ended June 30, 1995, at Pointe Alexis South, Fairfield recorded 0 lot sales and 0 lot closings compared to 5 lot sales and 8 lot closings during the quarter ended June 30, 1994. Total revenues at Pointe Alexis South during the second quarter ended June 30, 1995 totaled $0 compared to $207,956 during the second quarter ended June 30, 1994.

Harbour Watch shares the same location and access problems as Pointe Alexis South, but has superior marketing characteristics and Collateral value. Harbour Watch is a gated community with card-controlled access. From inception, it has been operated as a lot sale development with no home building operations conducted by Fairfield (in contrast to Pointe Alexis South). Lot prices generally range from $50,000 for interior lots to $170,000 or more for
water-front  lots with docks.   The master plan  calls for sales of  180
lots. As of June 30, 1995, 114 lots had been sold and closed, and 66 were developed with roads and available for sale. Of the 66 remaining lots, the First National Bank of Boston has a first lien on 12 lots. The aggregate release price on the lots pledged as Collateral to the Noteholders is $1,852,578, which reflects a 13% price reduction


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effective as of January 1, 1995.  The reduction was approved by the Ombudsman due to limited sales activity and to generate funds for expenses at Pointe Alexis. If sales activity continues to be slow, and no buyer materializes for a bulk purchase, remaining lots may be sold through an auction format which could prompt further decreases in release prices.

During the quarter ended June 30, 1995, at Harbour Watch, Fairfield recorded 1 lot sale and 0 lot closings, compared to 0 lot sales and 1 lot closing during the quarter ended June 30, 1994. Total revenues at Harbour Watch during the quarter ended June 30, 1995 were $0 compared to $280,000 during the quarter ended June 30, 1994.

Many of the homes which have been built are quite large and expensive, particularly some of the water-front homes. There is an ongoing sales effort in place with a sales trailer at the entrance to the community. During the quarter ending June 30, 1995, construction of several new homes continued, maintaining the community's positive ambiance of ongoing activity. Since completing the development of the water-front property, 2 water-front lots have been sold. As of the date of this report, there were 10 water-front lots available for sale at Harbour Watch with an aggregate release price of $723,888.

Pointe Alexis South and Harbour Watch collectively had monthly cash operating expenses of approximately $55,040.80 during the quarter ended June 30, 1995, which, together with closing costs and commissions, may be funded out of excess sale proceeds (the sale price that is in excess of the release price).

As the Ombudsman, Houlihan Lokey will continue to monitor the spread between the sales prices and release prices and its relationship with operating expenses and closing costs. At its discretion, Houlihan Lokey can instruct Fairfield to increase (up to the levels in the March 31, 1989 Indenture) or decrease release
prices as appropriate.   As  mentioned  above, Houlihan  Lokey  approved a  13%
reduction in Harbour Watch release prices effective as of January 1, 1995. Based on the slow sales pace at Pointe Alexis South and Harbour Watch discussed above, further reductions in the sales and release prices may be required during 1995 or 1996, particularly if an auction sale format is pursued.



HARBOUR RIDGE
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Harbour Ridge is a for-sale luxury recreational community located on a beautiful stretch of land fronting on the St. Lucie River approximately one hour from the West Palm Beach Airport in Stuart, Florida. The Collateral interest entitles Noteholders to 35.5 percent of the net partnership cash flow. The community is a high-end luxury community with a strong seasonal element, as opposed to year-round residence, with prices ranging from approximately $175,000 to approximately $1 million. Primary emphasis is on a golf and clubhouse lifestyle, with a secondary emphasis on boating. There are also boat slips for sale ranging in price from $15,000 to $40,000.

The managing general partner of Harbour Ridge is Harbour Ridge, Inc., the principals of which have years of experience and success in the business which are clearly expressed in the competent and professional look and feel of the project. The homes are attractively designed and appear well built. The clubhouse also is attractively designed and is surrounded by two golf courses, one designed by Joe Lee and the other by Pete Dye.

During the quarter ending June 30, 1995, 4 units were sold,leaving approximately
14  more units  to be  sold.   A  total of  682 units  have been sold  since the
inception of the project.

The Noteholders received a distribution of $524,350 from Harbour Ridge during the quarter ending June 30, 1995. Current projections indicate that an additional $.8 to $1.2 million of cash flow should be generated for the Noteholders.


SUGAR ISLAND
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The Sugar Island  Partnership  (the  "Partnership") was  formed during  1984  to purchase approximately 4,091 acres of land  located on the  island of St. Croix,
Territory  of the Virgin Islands  of the  United States.   The  managing general
partner is Delray Land, Inc. ("Delray").   The Partnership paid  $10 million for
the property. At the time of the purchase, the property was undeveloped except for the 166-acre Fountain Valley Golf Course (renamed Carambola Golf Club) designed by Robert Trent Jones. Fairfield's interest in the Partnership entitles it to 30% of the total net cash flow distributed.

To date, the Partnership has sold 883 acres of the property in two separate transactions. During 1986, the Partnership sold 855 acres of the inland property to Danested Associates ("Danested") for an aggregate purchase price of $10.7 million. Danested has developed condominiums and vacant lots designated for single-family homes on the property. Also during 1986, the Partnership sold 28.5 acres of water-front land to the Davis Beach Company for approximately $2.5 million for use in the development of the 157-unit Carambola Beach Resort (not included in the Collateral). Danested had entered into an option to purchase approximately 1,069 additional acres of land for $12.0 million, but the option expired unexercised on March 31, 1991. The land that was under option to Danested is located in the central part of the island. It is mostly flat and easily developed but for the most part has no direct ocean views. Danested also had an option to purchase the Carambola Golf Club (the "Golf Club") for $7.5 million which expired unexercised on March 31, 1993.

The remaining parcel of 2,139 acres is arguably some of the most beautiful land on St. Croix. The terrain is mountainous and covered with dense foliage. Most of the property has ocean views. The coastal portions are set in a series of coves ideal for development but currently there are no significant natural beaches and very limited road access. Development of the property will be difficult and expensive, limiting the number of potential buyers. The Partnership has indicated that it is considering selling small sections of land or even individual lots, if possible. The cost of holding the property is relatively low. The Partnership leases the land to local farmers which results in a 95% property tax exemption.

The Carambola Beach Resort (the "Resort") is a five-star development and was completely rebuilt following hurricane Hugo in 1990. As a result of decreasing tourism and occupancy rates, however, the senior Resort lenders decided to foreclose on the hotel property and shut down hotel operations during June 1991. The Resort remained closed until an investment group, operating through a Radisson Hotel International franchise agreement, purchased the property on June 8, 1993. During 1994 the resort was reported to have occupancy of approximately 30%, although occupancy had increased to over 50% by the end of the year. During the first quarter of 1995 (the peak tourism season) the Resort had occupancy of approximately 65%. Tourism continues to lag normal levels in St. Croix thus far during 1995.

Although the buyer of the Resort has indicated that it has no interest in purchasing the Golf Club at this time, increased play since the Resort opened has increased annual cash flow at the Golf


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Club to approximately $200,000. Total rounds played increased from 25,400 during
1993 to 31,200 during 1994. During the second quarter of 1995, the Golf Club reported 6,425 total rounds of golf compared to 6,475 during the second quarter of 1994. Delray attributes the decline in rounds played to the impact of the drought on St. Croix which has plagued the island for over six months. According to Delray, the Golf Club will continue to reinvest excess cash in new golf carts and course maintenance which, combined with increased insurance costs (principally hurricane) will likely prevent any partnership distributions during 1995.

The severe drought which had plagued St. Croix (even through the rainy season) has broken somewhat, but the water hazards (which are used for irrigation) remain well below normal levels. The golf course has already substantially replenished itself but many of the trees which died will take years to replenish.

During the first quarter of 1995, St. Croix passed legislation legalizing gambling on the island. According to Delray, gambling on the island should increase interest in the Partnership property for the development of new hotels and/or casinos; however, the only gambling license granted to date was to a local developer who was unable to raise sufficient financing to fund the construction of a casino.

From a Collateral value perspective, Sugar Island should generate cash flow for the Noteholders, although the magnitude and the time frame over which the cash flow will be realized are difficult to determine. The Golf Club could be sold (or leased on a long-term basis) within the next one or two years, but the undeveloped land acreage could take several years to sell.



BALD MOUNTAIN GOLF COURSE
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The Bald Mountain Golf Course is one of two golf courses located at the
Fairfield Mountains development in Rutherford County, North Carolina. The 18-hole, par 72, 6,689 yard Bald Mountain Golf Course was designed by William
B. Lewis and sits on approximately 115 acres, with Bermuda grass tees and fairways, bent grass greens, 28 sand traps and 10 water hazards. The Bald Mountain Golf Course is located behind a gated entrance and attracts almost exclusively Fairfield residents and timeshare owners.

On February 9, 1993, Fairfield completed the sale of the Bald Mountain Golf Course to the Fairfield Mountains Development Property Owners Association (the "Mountain POA") for net cash proceeds of $1,787,519.74.

In addition to the sale proceeds, the Mountains POA withdrew various claims alleging its rights to golf course ownership.



HARBOUR GOLF COURSE
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The Harbour Golf Course  is one  of two  golf courses  located at the  Fairfield
Harbour development in New Bern, North Carolina. The 18-hole, par 72, 6,600-yard Harbour Golf Course was designed by Dominic Palumbo and is located on approximately 188 acres with narrow sloping fairways, a site-wide canal system,
77 sand  traps and 3 lakes.   The course  does not allow access  to the  general
public.

On October 8, 1993, Fairfield completed the sale of the Harbour Golf Course to the Fairfield Harbour Property Owners' Association for net cash proceeds of $1,947,948.26. Subsequently, an additional $22,800 was received in connection with the release of certain contingent closing costs.